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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH. DC

SEC FILE NUMBER
8-13173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AQUILA DISTRIBUTORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 WEST 45TH STREET, SUITE 3600
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH P. DIMAGGIO 212-697-6666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP
(Name – *if individual, state last, first, middle name*)

60 CROSSWAYS PARK DRIVE WEST, STE 301	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH P. DIMAGGIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQUILA DISTRIBUTORS LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER & FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

PAMELA C. ROSE
Notary Public, State of New York
Registration #01RO6089026
Qualified In New York County
Commission Expires March 17, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZARS

Report of Independent Registered Public Accounting Firm

To the Member of Aquila Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aquila Distributors, LLC, (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

Woodbury, NY

February 27, 2018

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM

Aquila Distributors LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	938,890
Due from affiliates		229,294
Prepaid expenses		56,281
Marketable securities, at fair value		23,049
Commissions receivable		5,169
Deferred tax asset		4,200
Dividend receivable		114
Total assets	$	1,256,997
Liabilities and Member's Equity		
Liabilities		
Commissions payable	$	481,101
Due to an affiliate		270,889
Accounts payable and accrued expenses		9,022
Accrued taxes		800
Total liabilities		761,812
Total member's equity		495,185
Total liabilities and member's equity	$	1,256,997

The accompanying notes are an integral part of this financial statement.

1. Organization

Aquila Distributors LLC ("ADL" or the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. ADL serves as the principal underwriter to the Aquila Group of Funds (the "Funds," each a "Fund") and acts as the exclusive distributor of shares in the Funds for Aquila Investment Management ("AIM"), an entity under common control. AIM serves as the administrator for all of the Funds, and investment adviser and administrator for all but one of the Funds. ADL was formed through a merger. On March 1, 2016, Aquila Distributors, Inc. ("ADI") merged with and into ADL, a Delaware limited liability company whereby, ADL assumed all the assets and liabilities of ADI, and became the successor to the broker-dealer registration of ADI. This was an internal reorganization among the owners of ADI and the owners of Aquila Management Corporation ("AMC" or "Parent Company"), which wholly owns ADL and AIM. AMC has been the sponsor and creator of several mutual funds within the Funds.

There was no change in control or management, no automatic assignment or termination of agreements, and no change in the capitalization, operations, business or business plans of ADI as a result of its merger with ADL. Because the transaction was structured as a merger of ADI with and into ADL with ADL as the surviving entity, by operation of law upon the effectiveness of the reorganization, ADL has the rights and obligations of ADI.

Revenue from Sale of Investment Company Shares
As exclusive distributor of the Funds, the Company receives income from the sales of affiliated mutual fund shares including underwriter fees and dealer commissions from mutual fund trades processed by the Company. Underwriter fees are earned on all sales of loaded A shares. Dealer commissions are earned on sales of loaded A shares and sales of C shares when the Company is listed as dealer of record or there is no current dealer of record. Underwriter fees and dealer commissions are based upon a percentage of sales prices of the shares sold, which percentage varies with the dollar amount of the purchase and shares already owned. Commission income is recognized on trade date, which is the date of the sale of the mutual fund shares.

In addition, the Company earns distribution fees in the form of C share service fees. The C share service fee is earned on outstanding C shares aged greater than 12 months and less than 72 months at which time C shares automatically convert to A shares. Distribution fees also includes 12b-1 fees on A, C and I shares outstanding primarily when the Company is listed as dealer of record, the full amount is not re-allowed to the dealer of record, or there is no current dealer of record. Distribution fees are earned and recognized on a monthly basis based on shares outstanding of the affiliated funds during the month.

For the year ended December, 31, 2017 all income earned by the Company was from the sales of shares of affiliated funds.

1. Organization – (Continued)

Clearance of Mutual Fund Shares

The Company is a member of Fund/Serv, a facility offered to registered broker-dealers for the clearance of purchases and redemptions of mutual fund shares by member financial institutions. Pursuant to arrangements with the affiliated mutual funds and their bank, the Company does not hold cash or securities from Fund/Serv nor does it owe money or securities to the affiliated mutual funds for the liabilities associated with such funds or securities. All fund shareholder records are maintained by BNY Mellon Investment Servicing (including omnibus accounts for several brokers), as transfer and shareholder servicing agent for the affiliated mutual funds.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all money market accounts and all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

ADL is a Limited Liability Company and is disregarded for Federal income tax purposes. All income and expenses are included on the Parent Company's income tax return. Income tax expense (benefit) is allocated to ADL as if it had filed a separate tax return.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Generally, the Company's tax returns are subject to examination by Federal, state, and local authorities for a period of three years from the later of either the due date of such returns or the actual date the returns were filed.

3. Related Party Transactions

Related party transactions are between (a) AMC, and its other wholly owned subsidiary, AIM, (b) the Funds, and (c) a consultant who also serves as a manager of the Company (collectively the "Affiliated Parties").

Expense Sharing Agreement

On July 1, 2012, ADI and AIM entered into an Expense Sharing Agreement ("Agreement"), whereby, it was agreed to consolidate prior agreements and understandings with respect to expense sharing arrangements including: (1) Payroll and Fringe Benefits, (2) Rent, Utilities and use of Office Equipment, (3) Communications Expense, (4) Customer Relationship Management (CRM) System, and (5) Corporate American Express Credit Card Charges. In addition, the agreement calls for AIM to compensate the Company for certain services, specifically for shareholder services, marketing, professional, and support services provided for AIM's benefit. The Agreement establishes systematic and rationale allocation methodologies for each shared expense category consistent with U.S. generally accepted accounting principles. The Agreement will automatically renew on a year-to-year basis unless and until terminated by either party on thirty days' notice. Total expenses allocated to the Company under the Agreement amounted to $1,861,773 for the year ended December 31, 2017. The Company owes AIM $270,889 and is reported as due to affiliates in the accompanying statement of financial condition at December 31, 2017.

Shareholder Services, Marketing, Professional and Support Services

ADL and AIM have also determined that it is appropriate for AIM to compensate ADL for certain shareholder servicing, marketing, professional, and support services performed by ADL relating to the operations, and necessary for the functioning that benefit AIM and the Funds, through ADL's role as distributor of the Funds. For the year ended December 31, 2017, the Company earned shareholder services, marketing, professional and support services fees from AIM in the amount of $1,200,000.

Purchased C Share Receivables

At June 30, 2009, ADI and AIM entered into a Purchase and Sale Agreement, whereby, the Company from time to time may sell purchased receivables related to each fund to AIM. For the year ended December 31, 2017, AIM purchased receivables in the amount of $56,844 at a cost of $50,000 with a discount on these transactions in the amount of $6,844.

Consulting Services

For the year ended December 31, 2017, the Company made payments to an affiliated party for consulting services in the amount of $14,000.

Due from Affiliates

At December 31, 2017, due from affiliates amounts to $229,294 and represents 12b-1 and service fees due from the Funds.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission Act, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $25,000 or 1/15 of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $199,009, which exceeded the required minimum net capital of $50,787 by $148,222. Aggregate indebtedness at December 31, 2017 totaled $761,812. The ratio of aggregate indebtedness to net capital was 3.83 to 1.

Additionally, National Securities Clearing Corporation requires a broker-dealer to have $50,000 in excess net capital over the minimum net capital requirement imposed by the Securities and Exchange Commission. The Company exceeded this requirement by $98,222.

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The uncertain financial market could adversely affect the Company's business.

The Company had cash in excess of FDIC insured limits in the amount of $427,322 at December 31, 2017 and was exposed to the credit risk resulting from this concentration of cash.

Cash equivalents include treasury money market funds in the amount of $147,170 at December 31, 2017. This cash is not FDIC insured and has no bank or federal government guarantee.

6. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

6. Fair Value Measurements – (Continued)

Level 2: Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3: Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, based on the best information available.

The following are the major categories of assets measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2017.

Description	Total	Level 1	Level 2	Level 3
Equity securities	$23,049	$23,049	$ -	$ -

7. Recently Issued Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the Company beginning on January 1, 2018 under a modified retrospective approach or retrospective approach to all periods presented. The Company's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. As a result of adopting this ASU, the Company expects that it will not be required to make any changes to the way revenue is currently being recognized. The Company will adopt this ASU in January 2018 using a modified retrospective approach. The Company's Management has determined that the ASU will not have a material impact on its financial condition, results of operations or cash flows on January 1, 2018.

Aquila Distributors LLC

Statement of Financial Condition

December 31, 2017

The Company's Statement of Financial Condition as of December 31, 2017 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.